[J.C. BRADFORD LETTERHEAD]

                               September 15, 1996

Board of Directors
Proler International Corp.
4265 San Felipe, Suite 900
Houston, Texas 77027

Ladies and Gentlemen:

      You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding Common Stock, par value $.0l per share (together with the associated Stock Rights, the "Shares"), of Proler International Corp. (the "Company") of the $7.50 per Share in cash proposed to be received by such holders pursuant to the proposed Agreement and Plan of Merger, dated September 15, 1996 (the "Merger Agreement"), by and among Schnitzer Steel Industries, Inc. ("Schnitzer"), PIC Acquisition Corporation, a wholly owned subsidiary of Schnitzer ("PIC"), and the Company. For purposes of this opinion, we have assumed that the draft Merger Agreement in the form previously provided to us will not vary in any material respect from the Merger Agreement to be signed by the parties thereto.

      The Merger Agreement provides for a tender offer (the "Offer") for all of the Shares pursuant to which PIC will pay $7.50 per Share in cash for each Share accepted. The Merger Agreement further provides that, following completion of the Offer, PIC will be merged into the Company (the "Merger") and each outstanding Share (other than Shares owned by Proler and PIC) will be converted into the right to receive $7.50 in cash. The terms and conditions of the Offer and Merger are more fully set forth in the Merger Agreement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Merger Agreement.

      J.C. Bradford & Co., LLC, as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the proposed Offer and Merger and will receive a fee from the Company for our services.

Board of Directors
Proler International Corp.
September 15, 1996
Page 2


      In conducting our analysis and arriving at our opinion, we have considered such financial and other information as we deemed appropriate including, among other things, the following: (i) the proposed Merger Agreement, dated September 15, 1996; (ii) drafts of the Offer Documents; (iii) the historical and current financial position and results of operations of the Company as set forth in its periodic reports and proxy materials filed with the Securities and Exchange Commission, (iv) certain internal operating data and financial analyses and forecasts of the Company for the fiscal years beginning February 1, 1996 and ending January 31, 1998, prepared for the Company by its senior management; (v) certain financial and securities trading data of certain other companies, the securities of which are publicly traded, that we believed to be comparable to the Company or relevant to the transaction; (vi) the financial terms of certain other transactions that we believed to be relevant; (vii) reported price and trading activity for the Shares; and (viii) such other financial studies, analyses, and investigations as we deemed appropriate for purposes of our opinion. We also have held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition, and future prospects of the Company.

      We have taken into account our assessment of general economic, market, and financial and other conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the industries in which the Company operates generally. Our opinion is necessarily based upon the information made available to us and conditions as they exist and can be evaluated as of the date hereof.

      We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of our opinion and have not assumed any responsibility for, nor undertaken an independent verification of, such information. With respect to the internal operating data and financial analyses and forecasts supplied to us, we have assumed that such data, analyses, and forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's senior management as to the recent and likely future performance of the Company. Accordingly, we express no opinion with respect to such analyses or forecasts or the assumptions on which they are based. We were not asked to consider and our opinion does not address the relative merits of the proposed Offer and Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transactions in which the Company might engage. Furthermore, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries or affiliates and have not been furnished with any such evaluation or appraisal.

Board of Directors
Proler International Corp.
September 15, 1996
Page 3


      The Company is entitled to reproduce this opinion, in whole but not in part, in the Offer Documents, the Schedule 14D-9, and the Proxy Statement as required by applicable law or appropriate; provided, that any excerpt from or reference to this opinion (including any summary thereof) in such documents must be approved by us in advance in writing. Notwithstanding the foregoing, this opinion does not constitute a recommendation to any holder of Shares to tender Shares in the Offer or to vote in favor of the Merger. We were engaged by the Board of Directors of the Company to render this opinion, upon the Board's request, in connection with the Board's discharge of its fiduciary obligations. We have advised the Board of Directors that we do not believe that any person (including a stockholder of the Company) other than the Board of Directors has the legal right to rely upon this opinion for any claim arising under state law and that, should any such claim be brought against us, this assertion will be raised as a defense. In the absence of governing authority, this assertion will be resolved by the final adjudication of such issue by a court of competent jurisdiction. Resolution of this matter under state law, however, will have no effect on the rights and responsibilities of any person under the federal securities laws or on the rights and responsibilities of the Company's Board of Directors under applicable state law.

      Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the $7.50 per Share in cash to be received by the holders of the Shares in the Offer and the Merger is fair to such holders from a financial point of view.

                              Very truly yours,

                              /s/ J. C. Bradford & Co.